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SEC FILE NUMBER
8-48467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GDC Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 Kings Highway East
(No. and Street)

Fairfield (City) CT (State) 06432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pikaart Visconti & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

41 Middletown Avenue (Address) North Haven (City) Connecticut (State) 06473-0432 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, George D. Caravakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDC Securities, LLC, as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public
CHERYL HELEN SMITH
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GDC SECURITIES, LLC

Financial Statements
and
Supplemental Information
For The Year Ended
December 31, 2001

GDC Securities, LLC

Table of Contents

December 31, 2001

	Page
Independent Auditors' Report	1
Financial statements:	
Balance sheet	2
Statement of operations and members' equity	3
Statement of cash flows	4
Notes to financial statements	5
Supplementary information:	6
Computation of net capital (Schedule 1)	7
Computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 (Schedule 2)	8
Information relating to the possession or control requirements under SEC Rule 15c3-3 (Schedule 3)	9
Reconciliations (Schedule 4)	10
Reconciliation of statement of financial condition (Schedule 5)	11
Report on material inadequacies (Schedule 6)	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13-15

PIKAART VISCONTI AND ASSOCIATES, P.C.
Certified Public Accountants

Edward H. Pikaart, Jr., CPA, CMA, CFM John J. Visconti, MS, CPA Maryellen H. Holford, CPA

INDEPENDENT AUDITORS' REPORT

To The Members
GDC Securities, LLC
68 Southfield Avenue, Suite 110
Stamford, Connecticut 06902

We have audited the accompanying balance sheet of GDC Securities, LLC, (the "Company"), as of December 31, 2001 and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GDC Securities, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. This supplemental information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Pikaart Visconti & Associates, P.C.

March 7, 2002

41 Middletown Avenue, North Haven, Connecticut 06473-3926 (203) 865-2927 Fax (203) 865-0017

GDC Securities, LLC
Balance sheet
December 31, 2001

ASSETS

Current assets		
Cash	$ 5,815	
Accounts receivable	573	$ 6,388
Fixed assets		
Computer, at cost	4,500	
Less- accumulated depreciation	(3,517)	983
Total assets		$ 7,371

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 392
Members' equity	6,979
Total liabilities and members' equity	$ 7,371

See accompanying notes and independent auditors' report.

GDC Securities, LLC
Statement of operations and members' equity
For the year ended December 31, 2001

	Amount	*% of revenues*
Revenues		
Commissions earned	$ 6,511	100.0
Operating expenses		
Commissions incurred	392	6.0
Professional and other fees	15,939	244.8
Regulatory fees	1,266	19.4
Depreciation expense	900	13.8
Total operating expenses	18,497	284.0
Net (loss)	(11,986)	(184.0)
Members' equity, begining of year	9,071	
Member contribution	9,894	
Members' equity, end of year	$ 6,979	

See accompanying notes and independent auditors' report.

GDC Securities, LLC
Statement of cash flows
For the year ended December 31, 2001

Cash flows from operating activities	
Cash received from operations	$ 6,562
Cash paid to suppliers and agents	(19,858)
Net cash (used in) operating activities	(13,296)
Cash flows from investing activities	-
Cash flows from financing activities	
Member contribution	9,894
Net cash provided by financing activities	9,894
Net decrease in cash	(3,402)
Cash, beginning of year	9,217
Cash, end of year	$ 5,815

Reconciliation of net (loss) to net cash (used in) operating activities:	
Net (loss)	$ (11,986)
Adjustments to reconcile net (loss) to net cash (used in) operating activities	
Depreciation expense	900
Changes in assets, (increase) decrease-	
Accounts receivable	51
Changes in liabilities, increase (decrease)-	
Accounts payable	(2,261)
Total adjustments	(1,310)
Net cash (used in) operating activities	$ (13,296)

See accompanying notes and independent auditors' report.

GDC Securities, LLC
Notes to financial statements
December 31, 2001

1. Summary of significant accounting policies

a. Reporting entity. GDC Securities, LLC (the "Company"), a Connecticut limited liability company, operates as a broker and dealer of securities and investment products sold to individuals and closely-held businesses.

b. Basis of accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.

c. Income taxes. The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, the net income or loss along with related tax attributes are included on the personal income tax returns of the members and taxed accordingly. Therefore, the financial statements do not reflect a provision for income taxes.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules, rule 15c3-1, which requires the maintenance of minimum net capital. It also requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2001, the Company had net capital of $5,996 which was $996 in excess of its required net capital of $5,000.

3. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Focus Report

The December 31, 2001 Focus Report was amended and resubmitted subsequent to year end. Accordingly, the computation of net capital and the required reconciliations between the financial statements and the Focus Report were performed using the amended report.

See independent auditors' report.

Supplementary information

GDC Securities, LLC
Computation of net capital
December 31, 2001

Total members' equity	$ 6,979
Less: members' equity not allowable for net capital	(983)
Total members' equity qualifying for net capital	5,996
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	5,996
Less: deductions and charges not allowable for net capital	-
Net capital before haircuts on securities positions	5,996
Less: haircuts on secuities positions	-
Net capital	$ 5,996

See accompanying notes and independent auditors' report

Schedule 1

GDC Securities, LLC

Computation for determination of reserve requirements pursuant to SEC rule 15c3-3

December 31, 2001

Aggregate indebtedness

Total liabilities	$ 392
Less: non-aggregate liabilities	-
Total aggregate indebtedness	$ 392

Net capital requirement

Minimum net capital, 6.67% of aggregate indebtedness	$ 26	(1)
Minimum dollar net capital	$ 5,000	(2)
Net capital requirement, greater of (1) or (2) above	$ 5,000	

See accompanying notes and independent auditors' report.

Schedule 2

GDC Securities, LLC
Information relating to the possession
or control requirments under SEC rule 15c3-3

December 31, 2001

None

See accompanying notes and independent auditors' report

Schedule 3

GDC Securities, LLC
Reconciliations
December 31, 2001

Computation of net capital under SEC rule 15c3-1

There were no material differences in the computation of net capital on the Focus Report and the audited financial statements.

Computation for determination of the reserve requirements under Exhibit A of 15c3-3

There were no material differences in the computation for determination of the reserve requirements on the Focus Report and the audited financial statements.

See accompanying notes and independent auditors' report

Schedule 4

GDC Securities, LLC
Reconciliation of statement of financial condition
December 31, 2001

There were no material changes between the unaudited and audited statements of financial condition.

See accompanying notes and independent auditors' report

Schedule 5

GDC Securities, LLC
Report on material inadequacies
December 31, 2001

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See accompanying notes and independent auditors' report

Schedule 6

PIKAART VISCONTI AND ASSOCIATES, P. C.
Certified Public Accountants

Edward H. Pikaart, Jr., CPA, CMA, CFM   John J. Visconti, MS, CPA   Maryellen H. Holford, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
GDC Securities, LLC
68 Southfield Avenue, Suite 110
Stamford, Connecticut 06902

In planning and performing our audit of the financial statements and supplemental information of GDC Securities, LLC, (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

41 Middletown Avenue, North Haven, Connecticut 06473-3926 (203) 865-2927 Fax (203) 865-0017

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pikaart Visconti & Associates, P.C.

March 7, 2002